UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Revised Forecast Information

On July 4, 2025, SK Telecom Co., Ltd. (the “Company”) announced a revised guidance on its forecasted consolidated operating revenue and operating profit for the fiscal year 2025, which had originally been disclosed in the Company’s current report on Form 6-K entitled “Future Business or Management Plans” furnished by the Company on February 12, 2025, in light of the recent cybersecurity incident experienced by the Company. The details of such revised guidance are as follows:

2025 Business Guidance (Revised)

- Forecasted Operating Revenue:	Won 17.0 trillion

- Forecasted Operating Profit:	a decrease compared to fiscal year 2024

The revised forecast information above reflects the estimated impact of the implementation of the customer appreciation package (estimated to amount to approximately Won 500 billion) related to the cybersecurity incident experienced by the Company earlier in 2025, as well as recent results of operations of the Company and its analysis of industry and market conditions, among other factors. Such information remains subject to change depending on the Company’s future operating conditions and business environment, among other factors.

Details relating to the customer appreciation package will become available on the Company’s website (www.sktelecom.com) at a future date.

Cautionary Statement Regarding Forward-Looking Statements

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: July 7, 2025